SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/13/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER

580,550

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

580,550
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

580,550

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.36%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________
The following constitutes Amendment No. 1 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.1 amends and supersedes that
Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on 8/11/2006 there were 7,892,544 shares outstanding as of 7/24/2006. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein and Mr. Dakos are deemed to be the beneficial owners of 580,550 shares of WOC or 7.36% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr.
Goldstein and Mr. Dakos for 580,550 shares. Power to vote securities resides solely with Mr. Goldstein and Mr. Dakos for 580,550 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):
See Exhibit 1.

d. Beneficiaries of accounts managed by Mr. Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shares purchased within last 60 days

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/14/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Shares purchased unless previously reported (there were no sales):

Date		Shares	Price

8/15/2006	9,100	4.1215
8/17/2006	3,100	4.1113
8/21/2006	2,500	4.2176
8/22/2006	17,800	4.2784
8/22/2006	5,933	4.2784
8/22/2006	5,934	4.2784
8/22/2006	5,933	4.2784
8/22/2006	17,800	4.2784
9/1/2006	10,300	4.5
9/5/2006	4,300	4.5
9/5/2006	700	4.4657
9/7/2006	4,900	4.4759
9/7/2006	3,300	4.4861
9/8/2006	1,300	4.48923
9/11/2006	7,400	4.4886
9/12/2006	5,000	4.4994
9/12/2006	7,500	4.4994
9/12/2006	7,500	4.4994
9/12/2006	7,500	4.4994
9/12/2006	7,000	4.4994